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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.       )*

                            ------------------------

                      TRAVEL SERVICES INTERNATIONAL, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                                  AIRTOURS PLC
                                      AND
                       BLUE SEA FLORIDA ACQUISITION INC.
                      (NAMES OF FILING PERSONS (OFFERORS))

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
            (INCLUDING THE ASSOCIATED COMMON SHARE PURCHASE RIGHTS)
                          (TITLE CLASS OF SECURITIES)

                                   894169101
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  PAUL DEVITT
                              ADDLESHAW BOOTH & CO
                             100 BARBIROLLI SQUARE
                           MANCHESTER M2 3AB ENGLAND
                              011-44-161-934-6000

                                   Copies to:
                            JOHN C. WHITEHEAD, ESQ.
                          MORGAN, LEWIS & BOCKIUS LLP
                                101 PARK AVENUE
                            NEW YORK, NEW YORK 10178
                                  212-309-6000
                (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSONS
 AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                            ------------------------

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE**
   $385,966,243                                               $77,193


 * For purposes of calculating the filing fee pursuant to Rule 0-11(d), the Transaction Valuation was calculated on the basis of (i) 14,022,974 shares of common stock, $.01 par value per share of Travel Services International, Inc. (the "Common Stock"), including the associated common share purchase rights (together, the "Shares"), (ii) the tender offer price of $26.00 per Share, and (iii) 1,745,337 options to acquire Shares with an exercise price of less than $26.00 per share under various employee stock option plans of Travel Services International, Inc. with an aggregate value of $21,368,919. Based on the foregoing, the transaction value is equal to the sum of (1) the product of 14,022,974 Shares and $26.00 per Share and (2) the product of 1,745,337 Shares subject to options to purchase Shares with an exercise price of less than $26.00 per share and the difference between $26.00 per Share and the exercise price per Share of such options.

** The filing fee, calculated in accordance with Rule 0-11 of the Securities
   Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Valuation.

 / / Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
     Identify the previous filing by registration statement number, or if the Form or Schedule and the date of its filing.

            Amount Previously Paid:  None                 Filing Party: N/A
            Form or Registration No.: N/A                 Date Filed:   N/A

 / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     /x/ third-party tender offer subject to Rule 14d-1.
     / / issuer tender offer subject to Rule 13e-4.
     / / going-private transaction subject to Rule 13e-3.
     / / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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     This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Blue Sea Florida Acquisition Inc. (the "Purchaser"), a Florida corporation and an indirect wholly-owned subsidiary of Airtours plc, a company organized under the laws of England ("Parent"), to purchase all the outstanding shares of common stock, $.01 par value per share ("Common Stock"), of Travel Services International, Inc., a Florida corporation (the "Company"), including the associated common share purchase rights (the "Rights"), issued pursuant to the Shareholders Rights Agreement dated as of January 28, 1999 by and between Travel Services International, Inc. and American Stock Transfer & Trust Company (the Common Stock and the Rights together are referred to herein as the "Shares") at a purchase price of $26.00 per share, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 29, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of the Purchaser and Parent.

     All information set forth in the Offer to Purchase filed as Exhibit
(a)(1)(A) to this Schedule TO is incorporated by reference in answer to items 1 through 11 in this Schedule TO, except those items as to which information is specifically provided herein.

ITEM 10. FINANCIAL STATEMENTS.

     Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

     (b) Reference is hereby made to the Form of Letter of Transmittal, the form of Notice of Guaranteed Delivery, the Merger Agreement, dated as of February 21, 2000, among Parent, the Purchaser and the Company, the Stock Voting and Tender Agreement, dated as of February 27, 2000 by and among Parent, the Purchaser and the holders of shares party thereto and the Confidentiality Agreement, dated January 11, 2000 by and between Parent and the Company copies of which are attached hereto as Exhibits (a)(1)(B), (a)(1)(C), (d)(1), (d)(2) and (d)(3), respectively, all of which are incorporated herein by reference.

ITEM 12. EXHIBITS.

 EXHIBIT
  NUMBER    DESCRIPTION
----------  ---------------------------------------------------------------------------------------------------------
(a)(1)(A)    --   Offer to Purchase, dated as of February 29, 2000
(a)(1)(B)    --   Form of Letter of Transmittal
(a)(1)(C)    --   Form of Notice of Guaranteed Delivery
(a)(1)(D)    --   Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)    --   Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
                  Nominees
(a)(1)(F)    --   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(G)    --   Text of press release issued by Parent on February 29, 2000
(a)(1)(H)    --   Summary Advertisement, published February 29, 2000
(b)          --   Not applicable
(d)(1)       --   Agreement and Plan of Merger, dated as of February 21, 2000, by and among Parent, the
                  Purchaser and the Company
(d)(2)       --   Stock Voting and Tender Agreement, dated as of February 27, 2000, by and among Parent, the
                  Purchaser and the holders of shares party thereto.
(d)(3)       --   Confidentiality Agreement, dated January 11, 2000 by and between Parent and the Company
(g)          --   Not applicable
(h)          --   Not applicable
(i)          --   Power of Attorney

                                   SIGNATURES

     AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated: February 29, 2000

                                          AIRTOURS plc

                                          By: /s/ JAMES S. JENNINGS
                                             -----------------------------------
                                            Name: James S. Jennings
                                            Title: Attorney-in-Fact

                                          BLUE SEA FLORIDA ACQUISITION INC.

                                          By: /s/ JAMES S. JENNINGS
                                             -----------------------------------
                                            Name: James S. Jennings
                                            Title: Vice President

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER     DESCRIPTION
---------   ----------------------------------------------------------------------------------------------------------
(a)(1)(A)    --   Offer to Purchase, dated as of February 29, 2000
(a)(1)(B)    --   Form of Letter of Transmittal
(a)(1)(C)    --   Form of Notice of Guaranteed Delivery
(a)(1)(D)    --   Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)    --   Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
                  Nominees
(a)(1)(F)    --   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(G)    --   Text of press release issued by Parent on February 29, 2000
(a)(1)(H)    --   Summary Advertisement, published February 29, 2000
(b)          --   Not applicable
(d)(1)       --   Agreement and Plan of Merger, dated as of February 21, 2000, by and among Parent, the Purchaser and the Company
(d)(2)       --   Stock Voting and Tender Agreement, dated as of February 27, 2000, by and among Parent, the Purchaser and the holders of shares party thereto.
(d)(3)       --   Confidentiality Agreement, dated January 11, 2000 by and between Parent and the Company
(g)          --   Not applicable
(h)          --   Not applicable
(i)          --   Power of Attorney